SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 30TH, 2012

DATE, TIME AND PLACE: On July 30th, 2012, at 13:00pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Carmelo Furci, Stefano de Angelis, Oscar Cicchetti, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian either in person or by means of audio conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Statutory Audit Committee, Claudio Zezza, Chief Financial Officer, Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Rogério Tostes Lima, Investor Relations Officer, Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, Roger Sole Rafols, Chief Marketing Officer, Paolo Stoppaccioli, Chief Human Resources Officer, Rogério Takayanagi, Officer of TIM Fiber RJ S.A. and of TIM Fiber SP Ltda., Jaques Horn, Legal Officer and Secretary, and the representative of PricewaterhouseCoopers ("PwC"), independent auditors of the Company, Mr. Sergio Zamora.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the Quarterly Information Report (“ITRs”) of the second quarter of 2012; (2) To acknowledge the activities carried on by the Compensation Committee; (3) To acknowledge and resolve on the results of the Company’s Long Term Incentive Plan for the period of 2011/2012; (4) To resolve on the goals for the Company’s Long Term Incentive Plan for the period of 2012/2013; (5) To acknowledge and resolve on the restructuring of TIM Fiber RJ S.A and TIM Fiber SP Ltda., indirect subsidiaries of the Company; (6) To acknowledge and resolve on issues involving the property where is installed the “Polo Industrial de Santo André” (“PISA”); and (7) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, as well as the related material, the Board Members, by unanimous decision and with the expressed abstention of the legally restricted Board Members, registered their decisions, as follows: (1) The Board of Directors acknowledged the Report of the Company’s ITRs, dated as of June 30th, 2012, based on the information provided by the Company’s Administration and by the independent auditors, PwC, as well as on the favorable opinion issued by Statutory Audit Committee. Such report was subjected to a limited review by the independent auditors, PwC; (2) The Board of Directors acknowledged the activities carried on by the Compensation Committee at the meeting held today, when the Committee issued a favorable position on the proposals of the Company's administration related to the Company’s Long Term Incentive Plan (“Plan”), approved at the Board of Directors’ meeting, held on July 20th, 2011, and at the Extraordinary General Meeting of the Company, held on August 5th, 2011, as specified on items 3 and 4 bellow; (3) (3.1) The Board of Directors approved the adjustments related to the benchmark of Similar Companies, used to measure the results of the first grant of the Plan, conceded in 2011 (“First Grant”), and acknowledged the First Grant’s results, in accordance with the material presented and filed in the Company’s head offices; (3.2) The Board of Directors approved that the first part of the purchasing and/or subscribing shares options related to the First Grant, corresponding to thirty three percent (33%), might be exercised by the Beneficiaries within the period between July 30th and August 30th, 2012. After the exercising period, the Board of Directors shall meet to resolve on how the Shares of the Company will be made available to the Beneficiaries, all in accordance with the Plan and the material presented and filed in the Company’s head offices; (3.3) Finally, the Board of Directors approved the period of five (5) consecutive days to the Beneficiaries to pay the cost of acquisition of the Shares, counting from the date of Shares’ transfer to the account indicated by the respective Beneficiaries, in accordance with the Plan and the material presented and filed in the Company’s head offices; (4) After the review of the material related to the second grant of the Plan, to be conceded in 2012 (“Second Grant”), the Board of Directors requested to the Chief Human Resources Officer a new proposal, as regards of the directives indicated by the Board Members. Such proposal shall be once more submitted to the Compensation Committee and, after its review and endorsement, shall be presented to this Board; (5) The Board of Directors acknowledged the results of the reverse split of the shares of TIM Fiber RJ S.A. (“TFRJ”), Company’s subsidiary, as approved at the Extraordinary Shareholders’ Meeting, held on June 18th, 2012, and also approved the proposal of the corporate restructuring of the subsidiary’s, TFRJ and TIM Fiber SP Ltda., which shall result in the merger of those by TIM Celular S.A. (“TCEL”), wholly owned subsidiary of the Company. Such operation shall be submitted to the approval of the respective corporate bodies; (6) The Board of Directors acknowledged the progress of the negotiations regarding the lease agreement, now in force, of the property where is installed the “Polo Industrial de Santo André”, and approved the continuity of a lease agreement’s negotiation; and (7) Regarding the other items, the following subjects were discussed: (7.1) As provided in the Article 22, item XXI of the Company’s By-laws, the Board of Directors approved the alteration of the Company’s organizational structure to integrate the press relations and sustainability activities with the Regulatory Affairs Offices. In result of the resolution above, the Board of Directors approved the modification of the Regulatory Affairs Officer’s denomination to Regulatory and Institutional Affairs Officer. Therefore, the Company's Board of Statutory Officers shall consist of the following positions: Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Wholesale Officer, Purchasing & Supply Chain Officer, Regulatory and Institutional Affairs Officer, Chief Marketing Officer, Investor Relations Officer and Legal Officer. As provided by item XXII, Article 22 of the Company’s By-laws, the Board of Directors approved the adoption of the same organizational structure in TCEL, with the exception of the Investor Relations Officer, which shall be submitted to the General Shareholders’ Meeting of TCEL; and (7.2) The Board of Directors recommended an evaluation of the technology information systems of the Company and, whether necessary, an update of such system.

Shall be registered that Mr. Gabriele Galateri di Genola e Suniglia attended the meeting just during the resolutions of items 1 and 2 of the Agenda.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Carmelo Furci, Stefano de Angelis, Oscar Cicchetti, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), July 30th, 2012.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 31, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.